                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

   [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                       OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number :  00015580

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan
                             6700 West North Avenue
                            Chicago, Illinois 60635
                      (Full title and address of the plan)



                             St. Paul Bancorp, Inc.
                             6700 West North Avenue
                            Chicago, Illinois 60635
                       (Name and address of issuer of the
                     securities held pursuant to the plan)

                              Information Included


Report of Independent Auditors                                               1

Financial Statements

Statements of Assets Available
for Plan Benefits                                                            2

Statements of Changes in Assets
Available for Plan Benefits                                                  3

Notes to Financial Statements                                                4



Supplemental Schedules

Schedule of Assets Held for Investment Purposes                              9

Schedule of Reportable Transactions                                         10



Exhibits:

  Exhibit 24 - Consent of Independent Auditors

                              Financial Statements
                           and Supplemental Schedules

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                      Years ended December 31, 1993, 1992,
                  and 1991 with Report of Independent Auditors

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                            Financial Statements and
                             Supplemental Schedules

                 Years ended December 31, 1993, 1992, and 1991




                                    CONTENTS

Report of Independent Auditors..............................................  1

Financial Statements

Statements of Assets Available for Plan Benefits............................  2
Statements of Changes in Assets Available for Plan Benefits.................  3
Notes to Financial Statements...............................................  4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes.............................  9
Schedule of Reportable Transactions......................................... 10

[ERNST & YOUNG LETTERHEAD]



                        Report of Independent Auditors

The Trustees
St. Paul Federal Bank For Savings
 Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for plan benefits of St.Paul Federal Bank For Savings Profit Sharing and Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                       /s/ ERNST & YOUNG
Chicago, Illinois
April 22, 1994

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                Statements of Assets Available for Plan Benefits



                                                            DECEMBER 31
                                                      1993              1992
                                                -------------------------------
ASSETS
Investments, at current value (Notes 1 and 3):
 Money market accounts                              $    72,518     $     1,104
 Mutual funds                                         9,382,112       7,535,267
 Common stock                                        10,640,559       8,298,814
                                                    ---------------------------
Total investments                                    20,095,189      15,835,185
Accrued interest and dividends receivable                44,195          59,887
                                                    ---------------------------
Assets available for plan benefits                  $20,139,384     $15,895,072
                                                    ===========================

See accompanying notes.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

          Statements of Changes in Assets Available for Plan Benefits



                                                                   YEAR ENDED DECEMBER 31
                                                             1993             1992             1991
                                                          ---------------------------------------------
Additions (deductions):
 Income from investments:
  Money market accounts                                     $     1,659      $   127,158      $    88,211
  Common stocks                                                 147,622          179,627          221,464
  Mutual funds                                                  287,371          135,825               --
  U.S. government and agency obligations                             --               --          131,150
  Municipal bonds                                                    --               --            2,289
  Bank and corporate notes                                           --               --           44,567
                                                            ---------------------------------------------
                                                                436,652          442,610          487,681

 Contributions:
  St. Paul Federal Bank For Savings                              21,208           56,152           53,459
  Employees                                                   1,769,850        1,144,883          999,997
                                                            ---------------------------------------------
                                                              1,791,058        1,201,035        1,053,456

  Realized and unrealized appreciation  in fair value
   of investments                                             2,348,241        4,437,051        2,675,265
  Distributions                                                (331,639)      (1,063,488)        (965,522)
                                                            ---------------------------------------------
Net increase                                                  4,244,312        5,017,208        3,250,880
Assets available for plan benefits at beginning of
  year                                                       15,895,072       10,877,864        7,626,984
                                                            ---------------------------------------------
Assets available for plan benefits at end of year
                                                            $20,139,384      $15,895,072      $10,877,864
                                                            =============================================


See accompanying notes.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                         Notes to Financial Statements

                               December 31, 1993



1.  ACCOUNTING POLICIES

Investments are stated at current value. Investments traded on security exchanges are valued at the last reported sales price on the last business day of the calendar year. Other investments are valued based on quotations from independent brokers.

The change in the difference between current value at the end of the year and current value at the beginning of the year or cost, if the investment was acquired during the year, is reflected as net unrealized appreciation or depreciation in current value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Certain amounts in the 1992 and 1991 financial statements have been reclassified to conform with the 1993 presentation.

2.  DESCRIPTION OF PLAN

St. Paul Federal Bank For Savings Profit Sharing and Savings Plan (the Plan) is a defined-contribution profit-sharing plan for eligible employees of St. Paul Federal Bank For Savings (the Bank) and its subsidiaries. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a profit-sharing and savings plan, as described in section 401 of the Internal Revenue Code, as amended by the Tax Reform Act of 1986.

Any employee who has completed one year of service, as defined in the Plan, is eligible to participate. An employee must file a written notice of election with the trustees together with an authorization for the participants' deductions. A participant must deposit at least 2% of annual compensation and may deposit up to 15% of his or her compensation. Employees are permitted from time to time to change their level of contributions within this range. The Board of Directors of St. Paul Bancorp, Inc. (the Company), the holding company of the Bank, may authorize the Bank to subsidize the purchase of Company stock by the Plan. Such authorizations are restricted in that they must comply with applicable laws and regulations.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF PLAN (CONTINUED)

Prior to July 17, 1992, the Plan was divided into two "Investment Funds," one of which was intended to be invested exclusively in shares of common stock of the Company and the other of which was intended to be invested in any investments selected by Plan trustees. On July 17, 1992, the latter Fund was dissolved, and four new Investment Funds were formed: the Money Market Fund, the U.S. Government Bond Fund, the Equity Fund, and the Small Capitalization Equity Fund. Participants are periodically permitted to direct the trustees as to respective percentages of participant account balances and contributions to be invested in each Investment Fund.

As provided for in the Plan documents, contributions have been deposited in a trust fund administered by the Boulevard Bank (now known as First Trust Illinois), as trustee.

The balance of a participant's account that represents contributions made by the participant is fully vested and can be withdrawn under certain conditions after three years of participation.

Distributions from the Plan may be received upon termination of service in the form of a lump-sum distribution. The Plan also allows for withdrawals under certain hardship circumstances in accordance with the Internal Revenue Code.

The foregoing description of the Plan provides only general information. Further details of the Plan are contained in the Summary Plan Description.

3.  INVESTMENTS

The net appreciation in fair value (including realized gains and losses on investments that were both bought and sold during the year) are as follows for the years ended December 31:

                                              1993             1992             1991
                                           --------------------------------------------
Common stocks                              $1,883,388       $4,179,553       $2,586,678
Mutual funds                                  464,853          217,414               --
U.S. Government and Agency obligations             --           16,003           70,491
Municipal bonds                                    --            7,525            5,523
Bank and corporate notes                           --           16,556           12,573
                                           --------------------------------------------
                                           $2,348,241       $4,437,051       $2,675,265
                                           ============================================

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)




3.  INVESTMENTS (CONTINUED)

The current value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                                                                1993
                                                                                            ------------
St. Paul Bancorp, Inc. common stock                                                         $10,640,559
Vanguard Money Market Reserves Income Prime Portfolio Fund                                    2,936,707
Federated Income Trust                                                                        2,221,283
Montgomery Funds Small Capitalization Fund                                                    2,157,978
Vanguard Index Trust 500 Portfolio                                                            2,066,144

4.  TRANSACTIONS WITH PARTIES IN INTEREST

The following summarizes the account balances and results of transactions of the Plan with the Bank and the Company.

                                                                  AS OF OR FOR THE YEAR
                                                                     ENDED DECEMBER 31
                                                            1993             1992             1991
                                                          ---------------------------------------------
St. Paul Bancorp, Inc. common stock                       $10,640,559       $8,298,814       $6,382,353
Dividend income                                               147,622          169,256          201,504
Contributions to the Profit Sharing and Savings
  Plan from the Bank                                           21,208           56,152           53,459

Administrative expenses of the Plan are paid by the Bank.

5.  INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)


6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS

The Plan's transactions are allocated between Investment Funds as follows:

                                                     ST. PAUL                          U.S.                      SMALL
                                            GENERAL BANCORP INC.    MONEY MARKET    GOVERNMENT      EQUITY   CAPITALIZATION
                                              FUND  STOCK FUND          FUND        BOND FUND        FUND     EQUITY FUND   TOTAL
                                       --------------------------------------------------------------------------------------------
Balance at January 1, 1991              $3,655,853  $ 3,971,131   $       --    $       --     $       --  $      --    $ 7,626,984
Income from investments                    282,784      204,897           --            --             --         --        487,681
Contributions                              518,863      534,593           --            --             --         --      1,053,456
Realized and unrealized appreciation in
  fair value of investments                190,037    2,485,228           --            --             --         --      2,675,265
Distributions                             (432,001)    (533,521)          --            --             --         --       (965,522)
Fund transfers                             275,020     (275,020)          --            --             --         --             --
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1991             4,490,556    6,387,308           --            --             --         --     10,877,864
Income from investments                    135,576      170,977       44,038        65,849         26,155         15        442,610
Contributions                              314,892      561,518       98,754        71,333         84,333     70,205      1,201,035
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                              (48,003)   4,267,719           --       (40,265)        52,649    204,951      4,437,051
Distributions                             (187,618)    (546,726)    (212,296)      (68,917)       (23,232)   (24,699)    (1,063,488)
Fund transfers                          (4,705,403)  (2,540,770)   3,036,081     2,000,153      1,259,578    950,361             --
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1992                    --    8,300,026    2,966,577     2,028,153      1,399,483  1,200,833     15,895,072
Income from investments                         --      148,941       85,626       151,483         50,521         81        436,652
Contributions                                   --      615,816      251,683       278,337        335,942    309,280      1,791,058
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                   --    1,883,388           --       (33,544)       115,803    382,594      2,348,241
Distributions                                   --     (130,718)     (61,255)      (30,900        (50,169)   (58,597)      (331,639)
Fund transfers                                  --     (150,016)    (289,780)     (146,104)       251,744    334,156             --
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1993           $        --  $10,667,437   $2,952,851    $2,247,425     $2,103,324 $2,168,347    $20,139,384
                                       ============================================================================================

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)

7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                  DECEMBER 31
                                                                             1993             1992
                                                                          ----------------------------
Assets available for benefits per the financial statements                $20,139,384      $15,895,072
Amounts allocated to withdrawn participants                                 (113,387)         (14,073)
                                                                          ----------------------------
Net assets available for benefits per the Form 5500                       $20,025,997      $15,880,999
                                                                          ============================

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

                                                                      YEAR ENDED DECEMBER 31
                                                             1993             1992             1991
                                                            ------------------------------------------
Distributions per the financial statements                  $331,639       $1,063,488      $   965,522
Add:  Amounts allocated to withdrawn participants            113,387           14,073          171,236
Less:  Amounts allocated to withdrawn participants
  in prior year                                             (14,073)        (171,236)               --
                                                            ------------------------------------------
Distributions per the Form 5500                             $430,953      $   906,325       $1,136,758
                                                            ==========================================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

                            SUPPLEMENTAL SCHEDULES

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                Schedule of Assets Held for Investment Purposes

                               December 31, 1993



                                            DESCRIPTION OF
                                             INVESTMENT,
                                              INCLUDING
                                            MATURITY DATE,
                                           RATE OF INTEREST,
  IDENTITY OF ISSUE, BORROWER,             PAR, OR MATURITY                                   CURRENT
    LESSOR, OR SIMILAR PARTY                    VALUE                       COST               VALUE
- - - -------------------------------------------------------------------------------------------------------
Money market accounts:
Boulevard Trust Time Open Deposit          72,518 units,
                                           variable rate             $       72,518   $       72,518
                                                                     ----------------------------------
Total money market account                                                   72,518           72,518

Mutual funds:
Vanguard Money Market
  Reserves Income
  Prime Portfolio
                                           2,936,707 shares               2,936,707        2,936,707
Federated Income Trust                     212,157 shares                 2,289,812        2,221,283
Vanguard Index Trust 500
  Portfolio
                                           47,140 shares                  1,900,960        2,066,144
Montgomery Funds Small
  Capitalization Fund
                                           122,127 shares                 1,752,232        2,157,978
                                                                     ----------------------------------
Total mutual funds                                                        8,879,711        9,382,112

Common stock:
 St. Paul Bancorp, Inc.                    567,497 shares                 4,712,046       10,640,559
                                                                     ----------------------------------
Total common stock                                                        4,712,046       10,640,559
                                                                     ----------------------------------
Total investments                                                       $13,664,275      $20,095,189
                                                                     ==================================

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                      Schedule of Reportable Transactions

                          Year ended December 31, 1993



                                                                                                          CURRENT
                                                                                     MATURITY             VALUE OF
                                                                                     PROCEEDS/            ASSET ON
                             DESCRIPTION OF ASSET, INCLUDING INTEREST  PURCHASE      SELLING    COST OF  TRANSACTION         GAIN
  IDENTITY OF PARTY INVOLVED             RATE AND MATURITY              PRICE        PRICE      ASSET        DATE           (LOSS)
- - - ------------------------------------------------------------------------------------------------------------------------------------
Category(iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5%
- - - ------------------------------------------------------------------------------------------------------------------------------------
of the total Plan assets
- - - ------------------------
Boulevard Trust Time Open Deposit    Money market account,
                                      variable rate:
                                       205 purchases            $2,355,772    $        --    $2,355,772    $2,355,772        $    --

                                       147 sales                        --      2,284,358     2,284,358     2,284,358             --

There were no category (i), (ii) or (iv) transactions reportable during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        ST. PAUL FEDERAL BANK FOR SAVINGS
                                        PROFIT SHARING AND SAVINGS PLAN

Date:  June 28, 1994              By:  /s/  Joseph C. Scully
       -------------                   ---------------------
                                       Joseph C. Scully
                                       Chairman of the Board of
                                        Directors of St. Paul Federal
                                        Bank For Savings and Member of
                                        the Administrative Committee

                                 EXHIBIT INDEX

Exhibit
Number                    Description                                Page
- - - ------                    -----------                                ----
   [S]                    [C]
   24                     Consent of Independent Auditors